                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.________)*

                        North American Mortgage Company
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   657037107
         -------------------------------------------------------------
                                (CUSIP Number)

       Ronn K. Lytle, 2001 Bryan Tower, Suite 3300, Dallas, Texas 75201
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 28, 1994
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- -----------------------
  CUSIP NO. 657037107
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1
      CAPSTEAD MORTGAGE CORPORATION

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       MARYLAND

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             800,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              800,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       800,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       5.06%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
       CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                        ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer
        -------------------

 This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of North American Mortgage Company, a Delaware corporation (the "Company"), which has its principal executive offices at 3883 Airway Drive, Santa Rosa, California 95403-1699.

Item 2. Identity and Background
        -----------------------

 This statement is filed by Capstead Mortgage Corporation, a Maryland corporation (the "Reporting Person"), whose principal business address is 2001 Bryan Tower, Suite 3300, Dallas, Texas 75201. The Reporting Person, together with certain affiliated entities, operates a mortgage conduit which purchases, securitizes and services different types of single-family residential mortgage loans.

 During the last five years, the Reporting Person has not been convicted in any criminal proceeding and was not and is not subject to any judgment, decree or final order as a result of any civil proceeding, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

 The aggregate cost of the 800,000 shares of Common Stock acquired directly by the Reporting Person and reported in Item 5 of this Report was approximately $17,755,544 (excluding all brokerage commissions), the source of which was general working capital of the Reporting Person.

Item 4. Purpose of Transaction
        ----------------------

 The shares of Common Stock purchased by the Reporting Person have been acquired for investment purposes. The Board of Directors of the Reporting Person has authorized the Reporting Person to acquire up to 9.5% of the outstanding Common Stock for investment purposes, subject to compliance with applicable law and depending on the Reporting Person's evaluation of: the Company's business, prospects and financial condition; the market for the shares of Common Stock; other opportunities available to the Reporting Person; prospects for the Reporting Person's own business; general economic conditions; money and stock market conditions; and other future developments. Such shares may be purchased in the open market, in privately negotiated transactions, or a combination of both. Depending on the same factors, the Reporting Person may decide to sell all or part of its investment in such shares.

 In the event of the acquisition by the Reporting Person and/or one or more of its qualified real estate investment trust ("REIT") subsidiaries of more than 10.0% of the Common Stock, the Reporting Person could lose its REIT status for federal income tax purposes. It is possible that a subsidiary of the Reporting Person that is not a qualified REIT subsidiary for federal income tax purposes or an affiliate of the Reporting Person could acquire such amount of shares without having such tax effect on the Reporting Person. Neither the Reporting Person nor any of its affiliates has current plans or proposals for any such acquisition, although the Reporting Person intends continually to evaluate all of its available options based upon the factors set forth above.

     Subject to the factors set forth above, the Reporting Person might decide in the future that it would be desirable to acquire additional shares of Common Stock, to seek to influence the management and policies of the Company or to seek representation on the Board of Directors of the Company; however, the Reporting Person's Board of Directors has not, through the date hereof, specifically authorized any such actions.

     Except as set forth in this Item 4, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of its executive officers or directors, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

        (a) & (b)


                                     Number of Shares          Percent
Reporting Person                  Beneficially Owned (1)     of Class (2)
- ----------------                  ----------------------     ------------
Capstead Mortgage Corporation            800,000                 5.06%


- ------------------
(1) The Reporting Person retains the sole right of voting and disposition with respect to such Shares.

(2) Based on 15,825,086 Shares outstanding, as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1993.


    (c) Certain information concerning transactions in shares of Common Stock effected by the Reporting Person since February 1, 1994 is set forth on
Schedule I hereto, which is incorporated herein by reference. Except as set forth on Schedule I, no transactions in such shares were effected since February 1, 1994 by the Reporting Person.

    (d) The Reporting Person beneficially owns no shares of Common Stock of the Company except as set forth above. No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect
        ---------------------------------------------------------------------
        to Securities of the Issuer
        ---------------------------

    The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item. 7.  Material to be filed as Exhibits
          --------------------------------
          1.  Press Release of the Reporting Person dated May 2, 1994.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 1994


                                           CAPSTEAD MORTGAGE CORPORATION

                                           /s/  Andrew F. Jacobs
                                           ------------------------------------
                                           By:  Andrew F. Jacobs, Senior Vice
                                                President-Control and Treasurer

                                  SCHEDULE I

              Transaction    Settlement  Number of   Price Per
              Date              Date      Shares      Share(1)
              -------------  ----------  ---------  ------------

                02/24/94       03/03/94     22,500   $22.0230
                02/28/94       03/07/94     15,000    22.3330
                03/01/94       03/08/94     15,000    21.9580
                03/02/94       03/09/94     10,000    21.1937
                03/04/94       03/11/94      8,400    21.5833
                03/07/94       03/14/94     10,000    21.9375
                03/11/94       03/18/94      5,000    21.8750
                03/14/94       03/21/94     10,000    22.3750
                03/15/94       03/22/94     10,500    22.6190
                03/22/94       03/29/94     33,600    22.0000
                03/23/94       03/30/94      5,400    22.0000
                03/24/94       03/31/94     18,600    22.0980
                03/29/94       04/06/94     46,000    22.7201
                03/30/94       04/07/94     17,900    21.8750
                03/31/94       04/08/94     48,300    21.7412
                04/05/94       04/12/94    150,000    21.5000
                04/11/94       04/18/94     53,500    22.1963
                04/12/94       04/19/94     65,300    22.2464
                04/13/94       04/20/94     65,000    22.2212
                04/14/94       04/21/94     85,000    21.8579
                04/15/94       04/22/94     10,000    21.8750
                04/19/94       04/26/94     15,000    22.7500
                04/20/94       04/27/94     15,200    22.7500
                04/21/94       04/28/94     24,800    22.7298
                04/28/94       05/05/94     40,000    25.4906
                                           -------   --------

                             TOTAL         800,000
                                           =======

_____________________
(1) Shares purchased through New York Stock Exchange brokerage transactions; price is the weighted average price per share of all shares purchased on such date, exclusive of brokerage commissions and handling fees.

                                   EXHIBIT 1

                     Press Release of the Reporting Person

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------
CONTACT:  Ronn K. Lytle
          214/999-2301
          Andrew F. Jacobs
          214/999-2350

                        CAPSTEAD MORTGAGE CORPORATION
                             ANNOUNCES 13D FILING

     DALLAS--May 2, 1994--Capstead Mortgage Corporation (NYSE: CMO) announced today that it has filed a report on Schedule 13D with the Securities and Exchange Commission showing ownership by Capstead of 800,000 shares of the common stock of North American Mortgage Company (NYSE: NAC), constituting approximately 5.06 percent of the outstanding shares of such stock. Capstead acquired such shares for investment purposes.

     Capstead's Board of Directors has authorized the acquisition of up to 9.5% of the outstanding common stock of North American for investment purposes, subject to compliance with applicable law and depending on Capstead's evaluation of: North American's business, prospects and financial condition; the market for the shares of North American's common stock; other opportunities available to Capstead; prospects for Capstead's own business; general economic conditions; money and stock market conditions; and other future developments. Depending on the same factors, Capstead may decide to sell all or part of its investment in its shares of North American.

     Capstead Mortgage Corporation, a national mortgage banking firm based in Dallas, Texas, with assets of approximately $7.0 billion, purchases single-family mortgage loans and earns income from servicing and investing in mortgage loans, buying and selling of mortgage-backed securities and other investment strategies.

     North American Mortgage Company, located in Santa Rosa, California, is engaged primarily in the mortgage banking business and, accordingly, originates, acquires, sells and services mortgage loans that are principally first-lien mortgage loans secured by single family residences.